PIMCO Funds

Supplement Dated May 13, 2016 to the Short Duration Strategy Funds Prospectus,dated July 31, 2015, as supplemented from time to time (the Prospectus)

IMPORTANT NOTICE REGARDING CHANGES IN DIVIDEND ACCRUAL TIMING

Shares Purchased by Wire:
Except for the PIMCO Government Money Market and PIMCO Treasury Money Market Funds, dividends will begin to accrue the business day following the day the order is effected or such later date as agreed with the Trust.

With respect to the PIMCO Government Money Market
Fund, if a purchase order for shares is received prior to 4 p.m., Eastern time, and payment in federal funds is received by the Transfer Agent by the close of the federal funds wire on the day the purchase order is received, dividends will accrue starting that day. If a purchase order is received at or after 4 p.m., Eastern time, and payment in federal funds is received by the Transfer Agent by the close of the federal funds wire on the day the purchase order is received, or as otherwise agreed to by the Trust, the order will be effected at the next days NAV, and dividends will begin to accrue the following business day. If shares are redeemed, dividends will stop accruing the day prior to the day the shares are redeemed.